UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Xunlei Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

98419E1081
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s ADSs.

CUSIP No.	98419E108
1.	Names of Reporting Persons IDG Technology Venture Investment III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,635,416 Common Shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,635,416 Common Shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,635,416 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment III, LLC, Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons IDG Technology Venture Investment III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,635,416 Common Shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,635,416 Common Shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,635,416 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these securities is IDG Technology Venture Investment III, L.P.  By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons IDG Technology Venture Investment IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,014,504 Common Shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,014,504 Common Shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,504 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment IV, LLC, Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons IDG Technology Venture Investment IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,014,504 Common Shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,014,504 Common Shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,504 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these securities is IDG Technology Venture Investment IV, L.P.  By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons IDG Technology Venture Investment V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,166,667 Common Shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,166,667 Common Shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,166,667 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment V, LLC, Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons IDG Technology Venture Investment V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,166,667 Common Shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,166,667 Common Shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,166,667 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these securities is IDG Technology Venture Investment V, L.P.  By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,816,587 Common Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,816,587 Common Shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,816,587 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 19,635,416 Common Shares of which the record owner is IDG Technology Venture Investment III, L.P., 2,014,504 Common Shares of which the record owner is IDG Technology Venture Investment IV, L.P., 4,166,667 Common Shares of which the record owner is IDG Technology Venture Investment V, L.P.. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC of which the Reporting Person and Chi Sing Ho are managing members. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC of which the Reporting Person and Chi Sing Ho are managing members. The general partner of IDG Technology Venture Investment V, L.P. is IDG Technology Venture Investment V, LLC of which the Reporting Person and Chi Sing Ho are managing members. By virtue of acting together with Chi Sing Ho to direct the management and operations of IDG Technology Venture Investment III, LLC, IDG Technology Venture Investment IV, LLC and IDG Technology Venture Investment V, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

CUSIP No.	98419E108
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,816,587 Common Shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,816,587 Common Shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,816,587 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 19,635,416 Common Shares of which the record owner is IDG Technology Venture Investment III, L.P., 2,014,504 Common Shares of which the record owner is IDG Technology Venture Investment IV, L.P., 4,166,667 Common Shares of which the record owner is IDG Technology Venture Investment V, L.P.. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC of which the Reporting Person and Quan Zhou are managing members. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC of which the Reporting Person and Quan Zhou are managing members. The general partner of IDG Technology Venture Investment V, L.P. is IDG Technology Venture Investment V, LLC of which the Reporting Person and Quan Zhou are managing members. By virtue of acting together with Quan Zhou to direct the management and operations of IDG Technology Venture Investment III, LLC, IDG Technology Venture Investment IV, LLC and IDG Technology Venture Investment V, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2) Based upon 319,310,695 common shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on June 24, 2014.

Item 1(a).  Name of Issuer

Xunlei Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices

4/F, Hans Innovation Mansion, North Ring Road
 No. 9018 High-Tech Park, Nanshan District
 Shenzhen, 518057
 People's Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG Technology Venture Investment III, L.P.
2.	IDG Technology Venture Investment III, LLC
3.	IDG Technology Venture Investment IV, L.P.
4.	IDG Technology Venture Investment IV, LLC
5.	IDG Technology Venture Investment V, L.P.
6.	IDG Technology Venture Investment V, LLC
7.	Quan Zhou
8.	Chi Sing Ho

The above persons have agreed that this statement may be filed by IDG Technology Venture Investment III, L.P. (“IDG Investment III LP”), IDG Technology Venture Investment IV, L.P. (“IDG Investment IV LP”) and IDG Technology Venture Investment V, L.P. (“IDG Investment V LP”) on behalf of all of them jointly pursuant to Rule 13d-1(k).  A copy of such agreement is attached as an exhibit to this statement.

Each of IDG Investment III, LP, IDG Investment IV, LP and IDG Investment V, LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Investment III LP is IDG Technology Venture Investment III, LLC (“IDG Investment III LLC”), a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment IV LP is IDG Technology Venture Investment IV, LLC (“IDG Investment IV LLC”), a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment V LP is IDG Technology Venture Investment V, LLC (“IDG Investment V LLC”), a limited liability partnership organized under the laws of the State of Delaware. The managing members of each of IDG Investment III LLC, IDG Investment IV LLC and IDG Investment V LLC are Chi Sing Ho and Quan Zhou.

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG Capital Management (HK) Limited.
Unit 5505, The Center
99 Queen’s Road Central
 Hong Kong

Item 2(c).  Citizenship

Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG Investment III LP, IDG Investment IV LP, IDG Investment V LP, IDG Investment III LLC, IDG Investment IV LLC and IDG Investment V LLC is organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities

Common Shares, par value $ 0.00025 per share (“Common Shares”).

Item 2(e).  CUSIP Number

98419E108 (ADSs)

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

IDG Technology Venture Investment III L.P. By: IDG Technology Venture Investment III LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG Technology Venture Investment IV L.P. By: IDG Technology Venture Investment IV LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG Technology Venture Investment V L.P. By: IDG Technology Venture Investment V LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of Xunlei Limited to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investment III L.P., IDG Technology Venture Investment IV L.P. and IDG Technology Venture Investment V L.P. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 10, 2015

IDG TECHNOLOGY VENTURE INVESTMENT III L.P. By: IDG Technology Venture Investment III LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT IV L.P. By: IDG Technology Venture Investment IV LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT IV LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT V L.P. By: IDG Technology Venture Investment V LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT V LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

QUAN ZHOU

By:	/s/ Quan ZHOU

CHI SING HO

By:	/s/ Chi Sing Ho